40-33

AIM INVESTMENTS

811-06463
Branch 18

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 3 0 2007
WASH. D.C.
186

January 25, 2007

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M International Funds, Inc. (1940 Act Registration No. 811-6463)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, a copy of **Plaintiffs' Alternative Motion to Remand for Lack of Subject Matter Jurisdiction** and **Plaintiffs' Memorandum in Support of Their Motion to Remand for Lack of Subject Mater Jurisdiction and In Opposition to the Artisan Defendants' Motion to Dismiss** in *T.K. Parthasarathy, et al. v. T. Rowe Price International Funds, Inc., et al.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
FEB 0 8 2007
THOMSON
FINANCIAL

Enclosures

07042353

cc: Ms. Kimberly Garber, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\Parthasarathy v. AIM\Correspondence\L-012507SEC.doc
012507 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated, *Plaintiffs*,	)
vs.	) No. 06-CV-00943-DRH-PMF [Consolidated with No. 06-CV-1008-DRH]
T. ROWE PRICE INTERNATIONAL FUNDS, INC., a corporation, T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., a corporation, ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., a corporation, and AIM ADVISORS, INC., *Defendants*.	) **ORAL ARGUMENT REQUESTED**

PLAINTIFFS' ALTERNATIVE MOTION TO REMAND FOR LACK OF SUBJECT MATTER JURISDICTION

Come now Plaintiffs through their undersigned counsel and for their Alternative Motion to Remand for lack of subject matter jurisdiction, state as follows:

1. The Securities Litigation Uniform Standards Act provides that a case may be removed from state to federal court only when the plaintiff has alleged that the defendant made "(1) an untrue statement or omission of a material fact in connection with the purchase or sale of a covered security; or (2) that the defendant used or employed any manipulative or deceptive device or contrivance in connection with the purchase or sale of a covered security." *Gavin v. AT&T Corp.*, 464 F.3d 634, 636 (7th Cir. Sept. 6, 2006) (citing 15 U.S.C. § 77p(b)); *See also Green v. Ameritrade*, 279 F.3d 590, 596 (8th Cir. 2002) ("A party seeking to establish that a claim falls within SLUSA's preemptive scope must show that the claim satisfies four criteria: (1) the action is a "covered class action" under SLUSA, (2) the action purports to be based on

state law, (3) the defendant is alleged to have misrepresented or omitted a material fact (or to have used or employed any manipulative or deceptive device or contrivance), and (4) the defendant is alleged to have engaged in conduct described by criterion (3) "in connection with" the purchase or sale of a "covered security.").

2. Since filing their original complaint in this case in 2003, the only misconduct that Plaintiffs have ever alleged is Defendant's negligent and reckless failure to prevent market timing in Defendants' mutual funds.

3. Accordingly, because Plaintiffs' allegations are not of the sort which give a defendant the right to remove a case to federal court pursuant to SLUSA, this Court lacks subject matter jurisdiction over this case.

4. In support of this motion to remand for lack of subject matter jurisdiction, Plaintiffs hereby incorporate by reference their memorandum in support of this motion and in opposition to the Artisan Defendants' motion to dismiss.

WHEREFORE Plaintiffs request that the Court remand this case to state court.

By: s/ Robert L. King
ROBERT L. KING
701 Market Street, Suite 350
St. Louis, Missouri 63101
Telephone: (314) 863-6902

KOREIN TILLERY LLC
STEPHEN M. TILLERY
10 Executive Woods Court
Swansea, Illinois 62226
Telephone: (618) 277-1180
Facsimile: (314) 241-3525

KOREIN TILLERY LLC
KLINT L. BRUNO
209 S. LaSalle Street, Suite 701
Chicago, Illinois 60604
(312) 759-7510

CERTIFICATE OF SERVICE

The undersigned certifies that service of the foregoing document was made by means of the Notice of Electronic Filing on January 24, 2007 to the following counsel of record:

Richard K. Hunsaker
Heyl, Royster et al.
103 West Vandalia Street
467
Edwardsville, IL 62025
618-656-4646
rhunsaker@hrva.com

Martin I. Kaminsky
Edward T. McDermott
Daniel A. Pollack
Anthony Zaccaria
Pollack & Kaminsky
114 West 47th Street
Suite 1900
New York, NY 10036-8295
212-575-4700
mikaminsky@pollacklawfirm.com
etmcdermott@pollacklawfirm.com
dapollack@pollacklawfirm.com
azaccaria@pollacklawfirm.com

Gary A. Meadows
Burroughs, Hepler et al.
103 West Vandalia Street, P.O. Box
Suite 300
Edwardsville, IL 62025-0510
618-656-0184
gam@ilmolaw.com

Lisa M. Wood
Armstrong Teasdale
One Metropolitan Square
211 North Broadway,
Suite 2600
St. Louis, MO 63102-2740
314-621-5070
lwood@armstrongteasdale.com

s/ Robert L. King

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated, *Plaintiffs*,	)	
vs.	)	No. 06-CV-00943-DRH-PMF [Consolidated with No. 06-CV-1008-DRH]
T. ROWE PRICE INTERNATIONAL FUNDS, INC., a corporation, T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., a corporation, ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., a corporation, and AIM ADVISORS, INC., *Defendants*.	)	**ORAL ARGUMENT REQUESTED**

PLAINTIFFS' MEMORANDUM IN SUPPORT OF THEIR MOTION TO REMAND FOR LACK OF SUBJECT MATTER JURISDICTION AND <u>IN OPPOSITION TO THE ARTISAN DEFENDANTS' MOTION TO DISMISS</u>

Before the Court even reaches the merits of Defendants' motion to dismiss or Plaintiffs' alternative motion to remand for lack of subject matter jurisdiction, the Court should first consider the issue of its removal jurisdiction over this case. As explained in Plaintiffs' Motion to Remand for Procedural Defects, Defendants' second removal of this case is both untimely and barred by this Court's 2004 remand order. Accordingly, the Court should remand the case on those independent bases and need not consider either Plaintiffs' alternative motion to remand for lack of subject matter jurisdiction or the merits of Defendants' motion to dismiss.

<u>Introduction</u>

Even were the Court somehow to reach the merits of Plaintiffs' alternative motion to remand for lack of subject matter jurisdiction or Defendants' motion to dismiss, the Court should nevertheless remand the case to state court. Although it may be difficult to glean from Defendants' memorandum, their motion to dismiss primarily presents a single issue for this Court to decide: whether Plaintiffs' claims satisfy the "allegation of fraud" requirement for removing a case under the Securities Litigation Uniform Standards Act (SLUSA). On that very point, however, the Supreme Court noted in *Kircher v. Putnam Funds Trust*, 126 S.Ct. 2145, 2157 n.15 (2006):

> the investors take issue with the Seventh Circuit's characterization of their claims as charging fraud or manipulation, not mismanagement. Because the Court of Appeals lacked appellate jurisdiction, its reading of the investors' litigation position ***is not binding in future proceedings and is open to consideration on remand.***

(emphasis added).

To skirt this problem, Defendants attempt to rely on the Seventh Circuit's unpublished disposition of the *Bradfisch* cases. Defendants fail to note, however, that *Bradfisch* was never briefed, and the court of appeals summarily disposed of those cases in May 2006 ***before*** the Supreme Court decided *Kircher* in June. In addition, unpublished Seventh Circuit orders like the one in *Bradfisch* issued before January 1, 2007, may not "be cited except to support a claim of preclusion (res judicata or collateral estoppel) or to establish the law of the case from an earlier appeal in the same proceeding." Revised Circuit Rule 32.1(d). Because the *Bradfisch* order does not meet these criteria, Defendants' citation to it is improper.

Moreover, the *Bradfisch* disposition was based upon the appellate court's now-vacated decision in *Kircher II* and therefore lacks the persuasive force it might otherwise have had. Nothing that has happened since in any of the cases—and particularly not in ***this case***—changes the stark reality that the Seventh Circuit's "reading" of Plaintiffs' claims in *Kircher II* has been vacated by the Supreme Court and, according to the Supreme Court, that reading of Plaintiffs' claims "is not binding," and is still "open to consideration."

From the very outset of this litigation in 2003, Plaintiffs have pled that Defendants negligently or recklessly permitted market timers to make short-term trades in Defendants' mutual funds, trading that diluted the value of Plaintiffs' investments. Plaintiffs' allegations that Defendants negligently or recklessly failed to prevent market timing in the mutual funds are not allegations of fraud or manipulation which might permit removal of this case pursuant to SLUSA. For these and other reasons discussed below, this case is not removable under SLUSA, and the Court should remand the case to state court for lack of subject matter jurisdiction and not grant Defendants' motion to dismiss.

I. Because Plaintiffs have not alleged that Defendants engaged in securities fraud or "manipulation," this case is not removable under SLUSA.

Plaintiffs' have not alleged and establishment of their claims will not require proof: 1) that anyone ever made a misrepresentation to anyone else about anything; or 2) that anyone engaged in market "manipulation" as that term is defined under federal securities law. Only allegations of fraud or manipulation justify removal under SLUSA. *See Gavin v. AT&T Corp.*, 464 F.3d 634, 636 (7th Cir. 2006). Accordingly, Plaintiffs' claims were neither removable nor subject to dismissal under SLUSA because Plaintiffs have not alleged fraud or market manipulation. The Court should therefore remand the case to state court for lack of subject matter jurisdiction.

A. Plaintiffs have alleged that Defendant's negligently and recklessly permitted market timing in their mutual funds.

Plaintiffs have alleged that Defendants failed "to know and implement applicable rules and regulations concerning the calculation of" net asset value. First Amended Complaint (FAC) at ¶¶ 64(i). Plaintiffs allege that defendants failed "to properly evaluate on a daily basis whether a significant event affecting the value of … securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices" and "to know and implement applicable rules and regulations concerning the calculation of

NAV." FAC at ¶¶ 60(i) and 64(i). Plaintiffs allege that defendants failed "to implement [Defendants'] portfolio valuation and share pricing policies and procedures". FAC at ¶¶ 60(ii) and 64(iii). Plaintiffs allege that defendants allowed "portfolio valuation and share pricing policies and procedures which benefited market timing traders ... at the expense of long term shareholders." FAC at ¶¶ 60(iii) and 64(iv).

Plaintiffs do not make any allegations that Defendants made any misrepresentations or omissions or that Defendants engaged in "manipulation." Nowhere in their memorandum do Defendants attempt to demonstrate that *any* of Plaintiffs' allegations of are of the sort that are removable under SLUSA.

B. SLUSA permits removal only when a plaintiff alleges that a defendant has engaged in fraud or manipulation.

The actionable conduct plaintiffs have alleged is not any of the misconduct that SLUSA is concerned with. "SLUSA does not preempt claims 'which do not have as a necessary component misrepresentation[s], untrue statements, or omissions of material facts'" or which do not "sound in fraud." *Xpedior Creditor Trust v. Credit Suisse First Boston (USA) Inc.*, 341 F. Supp. 2d 258, 266 (S.D.N.Y. 2004) (discussing cases). *Accord Gavin v. AT&T Corp.*, 464 F.3d 634, 636 (7th Cir. 2006). SLUSA's plain language supports that reading, for it precludes "covered" class actions in which a private party alleges:

- "an ***untrue statement or omission of a material fact*** in connection with the purchase or sale of a covered security" (15 U.S.C. § 77p(b)(1) (emphasis added)); or
- "a ***misrepresentation or omission of a material fact*** in connection with the purchase or sale of a covered security" (§ 77bb(f)(1)(A) (emphasis added)); or

- "that the defendant used or employed any ***manipulative or deceptive device or contrivance*** in connection with the purchase or sale of a covered security" (§§ 77p(b)(2) and 77bb(f)(1) (B) (emphasis added)).

Congress' explicit statutory findings also support the *Xpedior* court's reading: "the [Private Securities Litigation Reform Act (PSLRA)] sought to prevent ***abuses in private securities fraud lawsuits,*** " and Congress enacted SLUSA "in order to prevent certain State private securities class action ***lawsuits alleging fraud*** from being used to frustrate the objectives of the [PSLRA]." 15 U.S.C. § 78u-4.

The Supreme Court, too, has recently adopted this reading of SLUSA:

> The Act has a preclusion provision and a removal provision: it provides that private state-law "covered" class ***actions alleging untruth or manipulation*** in connection with the purchase or sale of a "covered" security may not "be maintained in any State or Federal court."

Kircher v. Putnam Funds Trust, 547 U.S. __, 126 S.Ct. 2145, 2150-51 (2006) (emphasis added and quoting 15 U.S.C. § 77p(b)).

This same interpretation of SLUSA proved to be dispositive in *Merrill Lynch, Pierce, Fenner & Smith, Inc. v. Dabit*, 547 U.S. __, 126 S.Ct. 1503 (2006). In *Dabit*, the Supreme Court stressed the fact that the plaintiff had alleged fraud and manipulation and that the fraud and manipulation was "in connection with" his purchase of securities, as the Court has broadly interpreted the phrase. "The gist of Dabit's complaint was that Merrill Lynch breached the fiduciary duty and covenant of good faith and fair dealing it owed its brokers ***by disseminating misleading research and thereby manipulating stock prices***." *Id.*, 126 S.Ct at 1508 (emphasis added). With respect to whether SLUSA precludes a case, "[t]he requisite showing ... is '***deception*** "in connection with the purchase or sale of any security"' ...." *Id.*, 126 S.Ct. at 1515 (emphasis added) (quoting *United States v. O'Hagan*, 521 U.S. 642, 658 (1997)).

In contrast to the allegations at issue in *Dabit*, Plaintiffs have ***not*** alleged fraud or manipulation of any kind. Their claims are not 10b-5 claims in disguise. Unlike the plaintiff in *Dabit*, Plaintiffs have never once alleged that they ***or anyone else*** was induced by any misrepresentation, omission or "manipulation" by any defendant to purchase mutual fund shares. Plaintiffs have never claimed that their mutual funds were bad investments or that market timing in the funds wiped out all of the benefits of investing in the mutual funds. Rather, Plaintiffs have consistently claimed that but for Defendants' ***negligent allowance of market timing in the funds***, they would have (and should have) earned greater returns on their investments.[1]

Similarly, Plaintiffs have not alleged that defendants induced them to purchase mutual fund shares through the use of manipulative devices. "'Manipulation' is 'virtually a term of art when used in connection with securities markets.'" *Santa Fe Indus., Inc. v. Green*, 430 U.S. 462, 476 (1977) (quoting *Ernst & Ernst v. Hochfelder*, 425 U.S. 185, 199 (1976)). "The term refers generally to practices, such as wash sales, matched orders, or rigged prices, that are intended to mislead investors by artificially affecting market activity." *Id.* "[W]e do not think [Congress] would have chosen this 'term of art' if it had meant to bring within the scope of § 10(b) instances of corporate mismanagement such as this, in which the essence of the complaint is that shareholders were treated unfairly by a fiduciary." *Id.* at 477 .

Plaintiffs' allegations, similar to those in *Santa Fe*, are common law allegations of negligence, not of manipulative or deceptive devices. The statutory "terms '(t)o use or employ,' … is supportive of the view that Congress did not intend § 10(b) to embrace negligent conduct." *Ernst*, 425 U.S. at 199 n.20.

[1] Defendants' contention that *Dabit* effectively resolves the issue they present in their motion ignores the elementary fact that the Supreme Court decided *Dabit* ***before*** it held in *Kircher* that the proper characterization of Plaintiffs' claims is still a live issue in this litigation.

> [T]he use of the words "manipulative," "device," and "contrivance" are terms that make unmistakable ***a congressional intent to proscribe a type of conduct quite different from negligence***. Use of the word "manipulative" is especially significant. It is and was virtually a term of art when used in connection with securities markets. It connotes intentional or willful ***conduct designed to deceive or defraud investors*** by controlling or artificially affecting the price of securities.

Id. at 199 (emphases added). The conduct Plaintiffs have alleged in this case are simply not of the kind that either section 10(b) or SLUSA speak to.

Moreover, the fact that the defendants or even a court could spin Plaintiffs' allegations into allegations of fraud or manipulation is of no moment.

> Simply because the operative facts of a complaint *can* give rise to a claim of fraud does not mean that the complaint *must* be read as alleging fraud. To the contrary, a plaintiff is ordinarily free to choose the legal theories upon which she relies and to discard others. Where the plaintiff's claim might be brought under either federal or state law, the plaintiff is normally free to ignore the federal question and rest his claim solely on the state ground. The choice of legal theories is a strategic choice to be made by plaintiff, and neither the court nor the defendant is permitted to override that choice.

Xpedior, 341 F. Supp. 2d at 268 (footnotes, citations and internal citations omitted). What governs, then, is what Plaintiffs have alleged, not what they could or might have alleged.

Because *Kircher II* relied upon allegations a plaintiff might have made—but Plaintiffs did not—is the reason the now-vacated decision in *Kircher II* is not persuasive. In *Kircher II*, the court wrote:

> Suppose the funds stated in their prospectuses that they took actions to prevent arbitrageurs from exploiting the fact that each fund's net asset value is calculated only once a day. That statement, if false (and known to be so), could support enforcement action, for the deceit would have occurred in connection with investors' purchases of the funds' securities. Similarly, if these funds had stated bluntly in their prospectuses (or otherwise disclosed to investors) that daily valuation left no-load funds exposed to short-swing trading strategies, that revelation would have squelched litigation of this kind.
>
> These observations show that plaintiffs' claims depend on statements made or omitted in connection with *their own* purchases of the funds' securities.

403 F.3d at 484. But the court's supposition about what the funds might have stated in their prospectuses has nothing to do with what Plaintiffs have alleged, and to reiterate, a plaintiff's

actual allegations are what determine whether a case is removable under SLUSA, not what a plaintiff might have alleged. The court's reading of Plaintiffs' allegation is thus neither binding (per the Supreme Court) nor persuasive.

The closest Defendants ever come to discussing Plaintiffs' actual allegations and whether they constitute fraud or manipulation is a single sentence Defendants quote from *Mehta v. AIG Sunamerica Life Assurance Co.* (reported as *In re Mut. Funds Inv. Litigation*, 437 F.Supp.2d 439 (D.Md. 2006)). In *Mehta*, the district court dismissed complaints involving allegations like those here after concluding that the plaintiffs' allegations regarding the defendants' use of stale price information for calculating NAVs and variable annuity unit values[2] were tantamount to a security issuer's deliberate misrepresentation of a security's price which dupes unsuspecting investors either to buy a security at an artificially inflated price or to sell at an artificially deflated price. *Id.* at 442 (equating allegation "that the defendant incorrectly priced certain investment options provided under the annuities" with an allegation of "'a misrepresentation concerning the value of the securities sold'"). Plaintiffs make no such allegations of securities fraud.

Plaintiffs seek to recover the damages they sustained as a result of the defendants' failure to exercise ordinary care and thus to prevent market timing in defendants' mutual funds. If the defendants had simply prevented market timing in the funds ***by any means*** as they should have—even if they continued to value fund shares with stale information and thus "misrepresented" (in the *Mehta* court's view) the value of those shares—then Plaintiffs' investments would not have been diluted. "Available means might include levying fees on short-swing transactions, adopting to a front-end-load charge [or] reducing the number of trades any

[2] The *Mehta* cases involved variable annuities which are an insurance product which permits an investor to invest in mutual funds. For present purposes, accumulation units in variable annuities are analogous to mutual fund shares.

investor can execute (or deferring each trade by one day) ...." *Kircher v. Putnam Funds Trust* (*Kircher II*), 403 F.3d 478, 481 (7th Cir. 2005) *rev'd on other grounds* 126 S.Ct. 2145.

The defendants could easily have protected Plaintiffs by eliminating market timing in the funds through any of these means, and they could have done so while simultaneously continuing the very practice the *Mehta* court misapprehended as constituting an allegation of "misrepresentation"—miscalculation of mutual fund share prices through the use of "stale" securities prices. The fact that the defendants could have protected Plaintiffs from market timing even had they continued to miscalculate the funds' NAVs and share prices demonstrates beyond any rational dispute that Plaintiffs' claims do not involve or depend upon allegations that the defendants engaged in misrepresentations, omissions or manipulation. *See Xpedior*, 341 F. Supp. 2d at 266 ("SLUSA does not preempt claims 'which do not have as a necessary component misrepresentation[s], untrue statements, or omissions of material facts'" or which do not "sound in fraud").

C. The "misrepresentation" which Defendants suggest Plaintiffs have alleged, was not a material one and was not "in connection with" anyone's purchase or sale of a security.

Even if Plaintiffs' allegations regarding the defendants' methods of calculating NAVs and mutual fund share prices could somehow be deemed to constitute "misrepresentations," those "misrepresentations" of the share prices always and necessarily occur ***after*** the execution of all trade orders. Even the most savvy market timer does not and cannot know what the mutual fund share price will be at the time he places his order to sell or buy mutual fund shares because the share price is not calculated until after the 4:00 p.m. cut-off time for all sell and buy orders. As a result, not even a market timer trades on "misrepresented" prices. The market timer trades on a price he anticipates will soon be calculated.

Orders for the purchase or sale of mutual fund shares must be placed ***before*** 4:00 p.m. Eastern Time. Those trades are executed at the new price calculated ***after*** 4:00 p.m. Eastern Time when the U.S. market closes. Only then— ***after*** 4:00 p.m.—is the incorrectly calculated price made public for the very first time, and by then, the chain of events which injures investors like Plaintiffs have already been put into motion. Thus, even if the negligently calculated mutual fund share price is deemed a "misrepresentation," it is impossible for anyone to trade (or continue to hold) in reliance on that "misrepresentation" because the trade (or decision to hold), must be—and always, invariably is—made ***before*** the "misrepresentation" occurs. Such a "misrepresentation" which does not occur until after all purchases and sales are completed is not only an immaterial one by definition (it could not possibly have influenced anyone's decision to purchase, sell or even hold the security), such a "misrepresentation" is also one which is not made "in connection with the purchase or sale of a covered security" by definition.

II. Plaintiffs have always maintained and thus never waived the point that their allegations are allegations of negligence and recklessness.

Defendants' contention that Plaintiffs' first argued that their claims are for negligence and recklessness in Supreme Court proceedings is sheer nonsense. Not only did Plaintiffs make those very arguments in this Court in 2004, the Artisan defendants themselves said the same thing. Plaintiffs have always maintained that their claims are for negligence. This Court never mischaracterized Plaintiffs' claims as claims of fraud or manipulation, and Plaintiffs have never "waived" in any proceeding in any court the argument that their claims are for negligence. Indeed, the First Amended Complaint filed in state court ***after*** the 2004 remand was not part of the proceedings in the court of appeals or in the Supreme Court, so it is simply impossible that Plaintiff could have waived this objection to federal subject matter jurisdiction as a matter of simple historical fact—not to mention that an objection to federal subject matter jurisdiction cannot be waived and may be raised at any time.

Plaintiffs alleged negligence in their original complaint[3] in 2003

Although Defendants insist that "Plaintiffs ... have waived any argument that the First Amended Complaint ... alleges only negligence...," because "[n]one of the Plaintiffs raised this argument before any court until 2006, when it first appeared in the Petitioners' brief on the merits to the Supreme Court." Plaintiffs pled negligence from the very beginning and have never wavered on (or waived) that point. To reiterate, Plaintiffs alleged that Defendants failed "to know and implement applicable rules and regulations concerning the calculation of" net asset value. First Amended Complaint (FAC) at ¶¶ 64(i). Plaintiffs allege that Defendants failed "to properly evaluate on a daily basis whether a significant event affecting the value of ... securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices" and "to know and implement applicable rules and regulations concerning the calculation of NAV." First Amended Complaint (FAC) at ¶¶ 60(i) and 64(i). Plaintiffs allege that Defendants failed "to implement [Defendants'] portfolio valuation and share pricing policies and procedures". FAC at ¶¶ 60(ii) and 64(iii). Plaintiffs allege that Defendants allowed "portfolio valuation and share pricing policies and procedures which benefited market timing traders ... at the expense of long term shareholders." FAC at ¶¶ 60(iii) and 64(iv).

Plaintiffs *and the Artisan Defendants* maintained before this Court in 2004 that Plaintiffs' allegations were allegations of negligence

In their January 20, 2004 reply memorandum in support of their motion to remand filed in this Court, Plaintiffs stated:

[3] After filing but before serving their complaint in September 2003. Plaintiffs amended their Complaint. Therefore, the First Amended Complaint filed in October 2003 is the original Complaint in this case.

> Plaintiffs have pled alternative theories of negligence which are based solely upon state law. Plaintiffs have alleged that Defendants were negligent and acted wilfully and wantonly in 'failing to implement' their own 'portfolio valuation and share pricing policies' and in 'allowing portfolio valuation and share pricing policies and procedures which benefited market time traders... at the expense of long term shareholders." Complaint at ¶¶ 60(ii) and (iii), ¶¶ 64(iii) and (iv), 73(ii) and (iii), 77(iii) and (iv), 86(ii) and (iii), 90(iii) and (iv).

(emphases added). *See also id.* (quoting *Lowe v. General Motors Corp.*, 624 F.2d 1373, 1379 (5th Cir. 1980) ("'The mere fact that the law which evidences ***negligence*** is Federal while the ***negligence action*** itself is brought under State common law does not mean that the state law claim metamorphoses into a private right of action under Federal regulatory law.'") (emphases added)).

In 2004 the Artisan Defendants were not confused about the nature of Plaintiffs' allegations. They stated in their January 5, 2004 memorandum in opposition to Plaintiffs' motion to remand, "The Complaint alleges that defendants were negligent, and 'willfully and wantonly breached their duties....'" Artisan 1/5/04 Memorandum at 2.

<u>**Plaintiffs maintained in the court of appeals that theirs were allegations of negligence**</u>

Despite the appellate court's now-vacated statement in *Kircher II* that Plaintiffs "did not argue in their briefs—and did not maintain at oral argument despite the court's invitation—that their suits allege mismanagement rather than deceit or manipulation," that is precisely what Plaintiffs explicitly argued at length in ***both*** their Seventh Circuit brief and at oral argument.

In at least four distinct places in their brief, Plaintiffs took pains to explain that their claims against the Funds were for ***common law negligence***:

> Plaintiffs' state law claims are based upon a ***state law duty of reasonable care*** in selling fund shares to market timers at undervalued prices and redeeming shares from market timers at overvalued prices. ***Plaintiffs have <u>not</u> accused defendants of misrepresenting the Funds*** as appropriate long-term investment vehicles ***or misstating share prices***. Similarly, nowhere in any of the Complaints do any of the plaintiffs "allege that they were induced to purchase securities that the prospectuses represented would be properly priced." (quoting Defendants' Br. at 26).

Br. at 7 (record citations omitted and some emphases added). Again in their brief in this Court, Plaintiffs argued:

> Plaintiffs have ***pled alternative theories of negligence*** which are based solely upon state law. Plaintiffs have alleged that ***defendants were negligent*** and acted willfully and wantonly in "failing to implement" their own "portfolio valuation and share pricing policies" and in "allowing portfolio valuation and share pricing polices [sic] and procedures which benefited market time traders ... at the expense of long term shareholders."

Br. at 34 (record citations omitted and emphases added). And again:

> Plaintiffs sued each defendant in two counts: ***one common law negligence count*** and one common law recklessness count, alleging that defendants' valuation practices dilute their investments because those valuation practices exposed them to market timing trading.

Br. at 8 (emphasis added). And again:

> The only claims ***plaintiffs have asserted are claims that the defendants' negligent*** or reckless share price calculations exposed plaintiffs to stale price trading practices which diluted their investments.

Br. at 29 (emphasis added).

At oral argument, Plaintiffs' counsel and two panel members discussed this very issue extensively. Initially, Judge Wood asked a question based upon the hypothesis that the Funds had fully disclosed their methods of fund valuation in their prospectuses; based on the further assumption that the valuation method was not illegal, Judge Wood asked Plaintiffs' counsel why the claim would not be one for misrepresentations or omissions about the Funds at the point of sale:

> Q. (Wood, J.) So why doesn't that suggest that in fact this really is all about whether they [investors] understood what they were buying or not at the time?
>
> A. (Counsel for Plaintiffs) ***Because they're not bringing a claim that they were misled in any way to buy the stock.***
>
> Q. (Easterbrook, J.) But if they weren't misled, what was the problem?
>
> A. Your Honor, it's a good investment; it should be a better investment because during the—

Q. (Easterbrook, J.) Look, that would be to say you could file a—the investors of General Motors could file a lawsuit against General Motors saying they didn't design the drive train on the latest Impala correctly, and as a result of that, we lost as investors because they lost profits, and we're entitled to recover. That wouldn't be a good legal claim of any kind.

A. I don't know if that is or is not.

Q. Why is this any different? The managers of the fund have adopted a business practice which somewhat reduces the returns of the fund, as in my example GM did. Seems to me it gets to be a problem only if there's some divergence between what they did and what they told you.

A. No—

Q. What they told your clients.

A. Assuming they told us nothing, they told us they were good managers, that you're going to get diversified shares and invest in us. And we—

Q. (Easterbrook, J.) ***But that's a derivative claim*** which you have to file under state law in the corporate headquarters after making demand on the board—you're not making a derivative claim.

A. No, no, we're not bringing any claim that deals with the purchase or sale of the stock. That's the point. This is afterwards.

Q. (Easterbrook, J.) Mr. Svetcov, the reason I ask this is because your way of trying to formulate what was wrong as being unrelated to the stock makes it a derivative attack on the adequacy of corporate management, and you have not filed this as a derivative suit.

A. No. You see, you said not related to the stock. I didn't say that. I said not related to the purchase or sale thereof. That's different. The allegation here—you see, you're trying to make this into a federal claim, and ***I'm trying to tell you it's a state claim for negligence.***

* * *

Q. (Easterbrook, J.) Let me come back to my question. Could you restate your theory of wrongdoing in such a way that it is not a derivative suit?

A. ***The allegation is negligent valuation of the shares under state law.***

Q. ***That's a claim that the managers have behaved negligently*** ...

A. ***Yes.***

Q. … in the management of the firm, and it has to be brought as a derivative suit. I don't – that's why I'm puzzled. I'm trying to figure out how you get any claim that is neither a derivative suit nor somehow involves the federal securities laws disclosures.

A. Well, I guess my first problem is, the validity of the state claim is not the question before this Court. What is before this Court is whether or not is whether this state claim is a federal claim in disguise. And our submission is it is not. Whether or not it is a valid ***claim for negligence*** under state law is for a state court to determine, not for this Court to determine. And I don't know how to dress it up any differently. ***The dilution claim alleges negligence under state law.*** If it doesn't state a claim, under state law, the defendants will move before a state court judge and say we don't state a claim under state law. And that's what they should do. That's not before us today, Judge Easterbrook. What's before us today is whether ***that state negligence claim*** is a securities claim in disguise. And it cannot be a securities claim in disguise for at least the reason that ***the act of negligence*** and the injury derived from the negligence does not occur at the point of purchase or sale of the stock by the plaintiffs. … It really is a straightforward and simple proposition. Whether we have a valid ***negligence claim*** against the management is simply not at stake at this point.

* * *

(Plaintiff's counsel) … It's one thing to say, "Look, they misled us into buying this, and I paid too much money for it. That's fraud, that's preempted, I wouldn't be here. That's not this case. …

* * *

Q. (Wood, J.) Since you're emphatically, according to you, not bringing a derivative action claiming mismanagement of the funds by the people in charge of them, what is actually your state law theory. You're talking about breaches of duty of care, but from where does this duty of care stem?

A. Well, ***they're common law claims. There's a common law of negligence—***

Q. (Wood, J.) I know, but like which part of the common law? There's a lot of common law (laughter).

A. Well ***count one is a negligence claim,*** and count two is a willful or reckless breach of fiduciary duty.

Q. (Wood, J.) Alright, so you're claiming that the managers had a fiduciary duty.

A. I mean, I don't—my problem with going beyond what that claim is to say, well I'm happy to talk about that in state court, and it's not before us—

Q. (Wood, J.) No, I understand that position. I'm just trying to understand what you think you're going to do if you're not under anything that's sort of a copy of the securities laws and thus under SLUSA problems or if you're not over in derivative land, you know, and I wondered if you had a theory—

A. But let's posit that I'm in derivative land—

Q. (Easterbrook, J.) Yeah, but it's not filed as a derivative complaint. It doesn't have the right defendants, you didn't use the right procedures, alright. My problem—we have to characterize what the state law complaint is about. It's not a derivative complaint. The question is can we think of a good characterization of a non-derivative complaint that is also a non-10(b) complaint? And that's the problem. Is there some concrete Illinois law that you're relying on, some concrete Illinois law or decision that you're relying on for the proposition that you've got a state law theory which is neither a derivative theory nor a securities law theory?

Q. (Wood, J.) Well and for example in the Eighth Circuit case it was a breach of contract. Everybody understands breaches of contract. The guy was paying twenty dollars a month, you know, getting his information and they weren't giving him what he bargained for.

A. I have to say I'm flabbergasted. Since when has this common law disappeared? The ***common law recognizes claims of negligence.*** In every state in the Union, either by common law or codification of common law.

Q. (Easterbrook, J.) My understanding is that all states require complaints about managers' negligent behavior to be brought as derivative rather than direct suits, unless the person bringing the suit suffers a unique injury not suffered by other investors. That's not the nature of your claim. Now it may be that I misunderstand the distinction between direct and derivative suits. That's one reason why I was asking you for what you are relying on as the state authority, so I can see how you fit this in.

A. I appreciate what you're saying. But we're limited to the record. The record has a complaint. ***The complaint has a negligence claim.*** I can't manufacture an explanation beyond that which the record presents nor which our opponents have not suggested is not a negligence claim under state law. I don't know how to fix that.

January 7, 2005, oral argument in *Kircher* (prepared from electronic file from the Seventh Circuit's website).

<u>Plaintiffs maintained in the Supreme Court that theirs were allegations of negligence</u>

As Defendants themselves acknowledge, Plaintiffs maintained in their briefs that their allegations were allegations of negligence. They did not waive that argument in oral argument in the Supreme Court.

JUSTICE STEVENS: Then -- then why -- then how can you say the -- the remand was based on a lack of -- of jurisdiction?

MR. FREDERICK: Because the courts held that the requisites of SLUSA of subsection (b) had not been satisfied.

JUSTICE STEVENS: Well, but they -- they had held it acting on an interpretation of SLUSA before our decision in Dabit.

MR. FREDERICK: That's correct.

JUSTICE STEVENS: And isn't it at least possible that they would -- would have decided that issue had they reviewed --

MR. FREDERICK: It is possible, but that's why the issue of the underlying district court's determination is not before you. The issue before you is can appellate jurisdiction be asserted to review that decision.

But I would further point out, Justice Stevens, that the Dabit court assiduously avoided the kinds of claims that are present in our case, which is whether or not ***negligence*** can be asserted against the securities defendants for failure to fair-value price.

Dabit was strictly a fraud case, as this Court made clear. ***This is a negligence case***, and there is a part of subsection (b) which makes very clear that what SLUSA is getting at are claims based on fraud.

* * *

JUSTICE GINSBURG: Mr. Frederick, will --would you please explain something to me that you just said? You said that your complaint isn't about fraud. It isn't about deception. ***It's about negligence.*** But the Seventh Circuit reported and seemed to have no doubt about it that the complaints in this set of cases were based on allegations of deceit and manipulation, not mismanagement.

MR. FREDERICK: That's incorrect, Justice Ginsburg. We've put the complaints before you. They are in the joint appendix. We have cited every paragraph in which those claims are asserted.

The Seventh Circuit based its decision about that on a misunderstanding of the colloquy at oral argument in the Seventh Circuit, which Respondent's have recited the Web site. You can listen to the argument yourself. It did not contain any type of concession by counsel for the class that these claims were anything other than the negligence claims, which on the four corners of the complaint, they assert themselves to be.

JUSTICE GINSBURG: The -- the Seventh Circuit said precisely, in particular, they did not argue in their briefs and did not maintain at oral argument, despite the court's invitation that their suits allege mismanagement rather than deceit or manipulation. So is that totally wrong, that you did do it -- mention it in your briefs?

MR. FREDERICK: The briefs recounted what the claims are, which are ***negligence claims.***

4/24/06 Transcript of Supreme Court *Kircher* Argument at page 15, line 20 through page 16 line 21 and Page 17 line 7 through page 18 line 10.

Not only is it beyond any rational dispute that Plaintiffs have not, as a matter of fact, "waived" any argument that their claims are for negligence (and recklessness), they ***cannot*** have waived that argument, because it goes directly to the question of this Court's subject matter jurisdiction. Objection to a federal court's subject matter jurisdiction cannot be waived or forfeited as a matter of thoroughly well-established law. *Moore v. Olson*, 368 F.3d 757, 759 (7th Cir. 2004) ("Defects in subject-matter jurisdiction, however, may not be waived or forfeited."); *Dave v. Ashcroft*, 363 F.3d 649, 652 (7th Cir. 2004) ("'neither the parties nor their lawyers may ... waive arguments that the court lacks jurisdiction.'") (quoting *United States v. Tittjung*, 235 F.3d 330, 335 (7th Cir.2000)). As the Wright & Miller treatise puts it:

> The final defense expressly preserved against waiver as expressly set forth in Federal Rule 12(h)(3), is a challenge to the district court's subject matter jurisdiction. As is discussed more fully elsewhere in this Treatise, the federal courts have made it clear beyond peradventure that not only is it impossible to foreclose the assertion of this defense by the passage of time or the notion of estoppel, but also it is impossible to cure or waive a defect of subject matter jurisdiction by consent of the parties. According to the terms of Rule 12(h)(3) and the many cases cited in the note below illustrating the point, a question of subject matter jurisdiction may be presented by any interested party at any time throughout the course of the lawsuit, either by motion or in the answer. Furthermore, the defense it may be interposed as a motion for relief from a final judgment under Rule 60(b)(4) or presented for the first time on appeal.

5C WRIGHT & MILLER, *Fed. Prac. & Proc. Civ.3d* § 1393 (footnoted citations omitted).

Conclusion

For all of the foregoing reasons, the Court should remand this case to state court.

By: s/ Robert L. King
ROBERT L. KING
701 Market Street, Suite 350
St. Louis, Missouri 63101
Phone: (314) 863-6902

KOREIN TILLERY LLC
STEPHEN M. TILLERY
10 Executive Woods Court
Swansea, Illinois 62226
Phone: (618) 277-1180
Fax: (314) 241-3525

Klint L. Bruno
Korein Tillery LLC
209 S. LaSalle Street, Suite 701
Chicago, Illinois 60604
kbruno@koreintillery.com
Phone: (312) 759-7510
Fax: (312) 759-7516

KOREIN TILLERY LLC
GEORGE A. ZELCS
205 North Michigan Plaza
Suite 1950
Chicago, Illinois 60601
Phone: (312) 641-9750
Direct: (312) 641-9760
Fax: (312) 641-9751

CERTIFICATE OF SERVICE

The undersigned certifies that service of the foregoing document was made by means of the Notice of Electronic Filing on January 24, 2007, to the following counsel of record:

Richard K. Hunsaker
Heyl, Royster et al.
103 West Vandalia Street
467
Edwardsville, IL 62025
618-656-4646
rhunsaker@hrva.com

Gary A. Meadows
Burroughs, Hepler et al.
103 West Vandalia Street, P.O. Box
Suite 300
Edwardsville, IL 62025-0510
618-656-0184
gam@ilmolaw.com

Martin I. Kaminsky
Edward T. McDermott
Daniel A. Pollack
Anthony Zaccaria
Pollack & Kaminsky
114 West 47th Street
Suite 1900
New York, NY 10036-8295
212-575-4700
mikaminsky@pollacklawfirm.com
etmcdermott@pollacklawfirm.com
dapollack@pollacklawfirm.com
azaccaria@pollacklawfirm.com

Lisa M. Wood
Armstrong Teasdale
One Metropolitan Square
211 North Broadway,
Suite 2600
St. Louis, MO 63102-2740
314-621-5070
lwood@armstrongteasdale.com

s/ Robert L. King
ROBERT L. KING
701 Market Street, Suite 350
St. Louis, Missouri 63101
Phone: (314) 863-6902

END